-FOR IMMEDIATE RELEASE-

ELRON GROUP COMPANY, MEDINGO, ANNOUNCES $27 MILLION
FINANCING; ELRON WILL INVEST UP TO $22 MILLION

Tel Aviv, November 20, 2007 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that its group company, Medingo Ltd., wholly owned by its subsidiary, RDC Rafael Development Corporation Ltd. (“RDC”), has completed a financing round of approximately $27 million, jointly led by Elron, which will invest between $13 million and $22 million (including $4 million of convertible loans) and Radius Ventures, a U.S. venture capital fund, which will invest $5 million. Medingo is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo’s device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps. Medingo is in advanced stages of the development of this device, and it expects to receive FDA approval and to commence sales in 2008. Following the transaction, Elron will hold, directly and indirectly through RDC between 49% and 62% of Medingo’s outstanding shares, depending on the amount of its investment.

Doron Birger, Elron’s President & CEO, commented: “Medingo reflects Elron’s strategy to identify leading edge technologies and to build successful companies around these technologies. Medingo was established only two years ago within RDC and is now completing its first significant round of financing at a post money valuation of approximately $82 million. Medingo has made tremendous strides in a very short time. Elron’s significant investment in Medingo indicates our confidence in its technology and management and, together with our new partner Radius, we believe that Medingo will become one of the leading players in its field.”

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556  www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. In particular, there can be no assurance as to the likelihood or timing of FDA approval of Medingo’s device or of its commercial success.)

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556  www.elron.com